3555 Timmons Lane Suite 1550 Houston, TX 77027 Phone: (713) 528-1881 Fax: (713) 337-1510

March 28, 2014

VIA EDGAR SUBMISSION

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:       Lucas Energy, Inc.
      Form 10-K for Fiscal Year ended March 31, 2013
      Filed June 28, 2013
      File No. 001-32508

Dear Mr. Schwall:

We are in receipt of your comment letter dated March 18, 2014, regarding Lucas Energy, Inc.’s  June 28, 2013 Form 10-K filing.  As discussed with Mr. John Hodgin, we are requesting an additional five business days to respond in order for us to adequately address the noted comments.  As a result, we will submit our response letter no later than Monday, April 7, 2014.

Very truly yours,

/s/ Anthony C. Schnur

Anthony C. Schnur
Chief Executive Officer and Acting Chief Financial Officer